UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 29, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cellectis S.A.

File No. 001-36891 - CF#36091

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   Cellectis S.A. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 13, 2018.

   Based on representations by Cellectis S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 4.6.3   through December 31, 2025

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Patti J. Dennis
        Chief, Office of Disclosure Support